UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 4*

                    Under the Securities Exchange Act of 1934

                         Aclara Biosciences Inc. (ACLA)
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    00461P106
                                 (CUSIP Number)

                                 George Travers
                                   Perry Corp.
                              599 Lexington Avenue
                               New York, NY 10022
                                 (212) 583-4000
  (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 10, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 3d-1(f), or 13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Perry Corp.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2 (d) or 2 (e)                                             |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

--------------------------------------------------------------------------------
                             7       SOLE VOTING POWER
                                     NONE
                                     -------------------------------------------
      NUMBER OF              8       SHARED VOTING POWER
       SHARES
     BENEFICIALLY                    NONE
       OWNED BY                      -------------------------------------------
        EACH                 9       SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                        NONE
        WITH                         -------------------------------------------
                             10      SHARED DISPOSITIVE POWER

                                     NONE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         NONE

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                    |_|

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

         IA, CO

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Richard C. Perry

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

         WC

--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2 (d) or 2 (e)                                              |_|

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

--------------------------------------------------------------------------------
                           7        SOLE VOTING POWER
                                    NONE
                                    --------------------------------------------
   NUMBER OF               8        SHARED VOTING POWER
     SHARES
   BENEFICIALLY                     NONE
     OWNED BY                       --------------------------------------------
       EACH                9        SOLE DISPOSITIVE POWER
   REPORTING
      PERSON                        NONE
       WITH                         --------------------------------------------
                           10       SHARED DISPOSITIVE POWER

                                    NONE
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         NONE

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     |_|

--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.00%

--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON*

         IN, HC

--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER:

      This statement on Schedule 13D relates to shares of common stock, $0.001 par value per share of Aclara Biosciences Inc., a Delaware corporation (the "Issuer") acquired by private investment funds managed by Perry Corp. (the "Shares"). The principal executive offices of the Issuer are located at 1288 Pear Avenue, Mountain View, CA 94043.

ITEM 2.  IDENTITY AND BACKGROUND:

      This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen. Perry Corp. is a registered investment adviser that provides asset management services to private investment funds. Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp. The address of Perry Corp. and Richard C. Perry is 599 Lexington Avenue, New York, NY 10022. A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

      The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard
C. Perry) are set forth in Schedule A, which is incorporated herein by reference.

      During the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

         N/A

ITEM 4.  PURPOSE OF TRANSACTION:

      The Shares were acquired in connection with merger arbitrage purposes in the ordinary course of business by two or more private investment funds managed by Perry Corp. but were not acquired with the purpose or effect of changing or influencing control of the Issuer. The transaction was an open market transaction. Perry Corp. reviews its holdings of the Issuer on an ongoing basis. Depending on such review, and subject to the conditions below, Perry Corp. may make additional purchases or sales of the Shares in the future. As the primary goal of Perry Corp. is to maximize the value of this investment, additional transactions will depend on various factors, including, without limitation, the price of the Shares, stock market conditions, and business prospects of the Issuer. Except as otherwise described herein, none of Perry Corp., Richard C. Perry or the persons listed on Schedule A have any current plans or proposals which relate to or would result in any of the transactions or changes contemplated in Items 4(a) through 4(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER:

      (a)-(b) Perry Corp. is no longer the indirect beneficial owner of any Shares.

      c) On December 10, 2004, pursuant to the Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), dated May 28, 2004, as amended on October 18, 2004, by and among ViroLogic, Inc., a Delaware corporation ("ViroLogic"), Apollo Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of ViroLogic ("Merger Sub I"), Apollo Merger Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of ViroLogic ("Merger Sub II"), and ACLARA BioSciences, Inc., a Delaware corporation ("ACLARA"), Merger Sub I merged with and into ACLARA, with ACLARA surviving as a wholly-owned subsidiary of ViroLogic (the "Merger I"), and following the effectiveness of Merger I, ACLARA as the surviving entity merged with and into Merger Sub II, with Merger Sub II surviving as a wholly-owned subsidiary of ViroLogic ("Merger II," and together with Merger I, the "Transaction"). As a result of the Transaction, each outstanding share of ACLARA common stock converted into 1.7 shares of ViroLogic common stock and 1.7 Contingent Value Rights, and Perry Corp. no longer holds any Shares.

      (d) None.

      (e) Perry Corp. ceased to be the beneficial owner of any shares on December 10, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:

      To the best knowledge of Perry Corp., there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit A -- Agreement between Perry Corp. and Richard C. Perry to file this statement jointly on behalf of each of them.

         Schedule A -- Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          PERRY CORP.

Dated:   December 27, 2004
         New York, New York               By:/s/ Richard C. Perry
                                             -----------------------
                                             Name: Richard C. Perry
                                             Title: President


Dated:   December 27, 2004                   /s/ Richard C. Perry
         New York, New York                  -----------------------
                                             Richard C. Perry

                                                                       EXHIBIT A

                                    AGREEMENT

                          JOINT FILING OF SCHEDULE 13D

      The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of Aclara Biosciences, Inc., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


                                          PERRY CORP.

Dated:   December 27, 2004
         New York, New York               By:/s/ Richard C. Perry
                                             -----------------------
                                             Name: Richard C. Perry
                                             Title: President


Dated:   December 27, 2004                   /s/ Richard C. Perry
         New York, New York                  -----------------------
                                             Richard C. Perry

                                                                      SCHEDULE A

         Executive Officers of Perry Corp. (other than Richard C. Perry)


Name & Principal Occupation               Citizenship       Business Address
---------------------------               -----------       ---------------
Randall Borkenstein,                      USA               c/o Perry Corp.
Chief Financial Officer of Perry Corp.                      599 Lexington Avenue
                                                            36th Floor
                                                            New York, NY 10022

William J. Vernon,                        USA               c/o Perry Corp.
Secretary of Perry Corp.                                    599 Lexington Avenue
                                                            36th Floor
                                                            New York, NY 10022